                      DELAWARE INVESTMENTS FAMILY OF FUNDS

                              CERTIFIED RESOLUTIONS

     The  resolutions  set  forth  below  were  duly  adopted  by the  Boards of
Trustees/Directors  of  those  investment  companies  covered  by  the  enclosed fidelity bond for the period from October 31, 2006 through  October 31, 2007 and remain in full force and effect as of the date hereof:

Resolutions  Adopted  at a Meeting  of the Board of  Trustees/Directors  Held on
October 26, 2006

Approval of Fidelity Bond Coverage

WHEREAS, this Board of  Trustees/Directors  has considered the form of the joint insured broker's blanket bond for the Delaware  Investments family of Funds, and the amount of such joint insured  broker's  blanket bond, and has considered the value of the aggregate  assets of the Funds to which any covered person may have access,  the  type and  terms  of the  arrangements  made  for the  custody  and safekeeping of the assets of the Fund's Series,  the nature of the securities in such  Series'  portfolio  and the relative  higher cost of a  comparable  single insured bond for each Fund; and

WHEREAS,  the  Board,   including  the  Trustees/Directors  who  were  not  then
interested  persons  with  respect to the Fund,  has  concluded  that the Fund's participation in the proposed joint insured broker's blanket bond is in the best interest of the Fund and its shareholders.

NOW, THEREFORE, IT IS RESOLVED, that the officers of the Fund are authorized and directed  to cause  each of its  Series  to  participate  in the  joint  insured broker's blanket bonds in the aggregate amount of $40,000,000, which also covers the other Delaware Investments Funds, and that the Fund shall pay its respective share of the premium; and it is further

RESOLVED,  that the officers of the Fund are hereby  authorized  and directed to execute an agreement under Section 17(g) of the 1940 Act with the other insureds listed on the  broker's  blanket bond (the  "Agreement"),  whereby the Fund will bear its  proportionate  share of the premium and coverage of the bond,  and the share of the premium and coverage of the other Funds shall, if  appropriate,  be proportionately adjusted; and it is further

RESOLVED,  that the officers of the Fund are hereby  authorized  and directed to file with the Securities and Exchange  Commission ("SEC") a copy of the bond and a copy of the resolutions  approving the amount,  type, form and coverage of the bond and the portion of the premium to be paid by each of the Fund's  Series,  a statement  showing  the amount of the single  insured  bond which the Fund would have  provided  and  maintained  had it not been named as an  insured  under the broker's  blanket  bond  described  herein,  a statement of the period for which premiums  have been paid and a copy of the  Agreement,  all  pursuant to Section
17(g) of the 1940 Act, and that the Secretary or any Assistant  Secretary of the
Fund be designated as the officers directed to make all necessary  filings;  and it is further

RESOLVED,  that this Board,  including those  Trustees/Directors who do not have control over or access to any of the portfolio securities, funds or other assets of the Fund's Series, hereby conclude that the amount, scope and coverage of the fidelity bond of the Fund are adequate; and it is further

RESOLVED,  that this Board,  taking all  relevant  factors  into  consideration, hereby  determines  that it is in the best  interest  of the Fund and the Fund's shareholders  for the Fund and each Series to  participate  in the joint insured broker's  blanket bond described at this meeting,  and that the proposed premium allocation to the Fund and to each Series is fair and reasonable to the Fund and each Series based upon a consideration of the relative higher premium that would have been paid if comparable insurance coverage were purchased separately by the insured parties.

                                                     /s/David F. Connor
                                                     David F. Connor
                                                     Secretary

                       Chubb Group of Insurance Companies
                 15 Mountain View Road, Warren, New Jersey 07059

                            FEDERAL INSURANCE COMPANY
                     Incorporated under the laws of Indiana
               a stock insurance company herein called the COMPANY
                 Capital Center, 251 North Illinois, Suite 1100
                           Indianapolis, IN 46204-1927

                                  DECLARATIONS
        ________________________________________________________________

FINANCIAL INSTITUTION INVESTMENT COMPANY ASSET PROTECTION BOND

Bond Number: 81951478

NAME OF ASSURED (including its Subsidiaries):

DELAWARE INVESTMENT COMPANY FAMILY OF FUNDS

1 COMMERCE SQUARE
PHILADELPHIA, PA 19103

ITEM 1. BOND PERIOD: from 12:01 a.m. on October 31, 2006
                       to 12:01 a.m. on October 31, 2007

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:
If `Not Covered' is inserted below opposite any specified
INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted.  There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any
Investment Company.
                                                      DEDUCTIBLE
INSURING CLAUSE                 LIMIT OF LIABILITY      AMOUNT
1. Employee                        $   20,000,000   $         0
2. On Premises                     $   20,000,000   $    50,000
3. In Transit                      $   20,000,000   $    50,000
4. Forgery or Alteration           $   20,000,000   $    50,000
5. Extended Forgery                $   20,000,000   $    50,000
6. Counterfeit Money               $   20,000,000   $    50,000
7. Threats to Person               $  Not Covered   $       N/A
8. Computer System                 $   20,000,000   $    50,000
9. Voice Initiated Funds Transfer
   Instruction                     $   20,000,000   $    50,000
10 Uncollectible Items of Deposit  $       50,000   $    10,000
11.Audit Expense                   $      100,000   $         0

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE
TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY
HEREWITH:
17-02-0949 Name of Assured Endorsement
17-02-2367 Telefacsimile Transaction Endorsement
17-02-2345 Automatic Phone Systems
17-02-2365 Stop Payment
17-02-5602 Unauthorized Signature
17-02-2976 Extended Computer Crime
17-02-0955 Non-Cumulative Endorsement
17-02-6260 Amend Discovery to Specific Person
17-02-1582 Revise Item 2 of Dec Page
14-02-9228 Compliance with Applicable Trade Sanction Laws
Endorsement
14-02-12160 Important Notice to Insurer
10-02-1281 Terrorism

IN  WITNESS  WHEREOF,  THE  COMPANY  has  caused  this  Bond to be signed by its authorized  officers,  but it  shall  not be  valid  unless  also  signed  by an authorized representative of the Company.

/S/ W. Andrew Macan
W. Andrew Macan
Secretary

/s/ Thomas F. Motamed
Thomas F. Motamed
President

/s/ Robert Hamburger
Robert Hamburger
Authorized Representative

=================================================================

The  COMPANY,  in  consideration  of payment  of the  required  premium,  and in reliance  on the  APPLICATION  and all  other  statements  made and  information furnished to the COMPANY by the ASSURED,  and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond,  agrees to pay the ASSURED for:

Insuring Clauses

Employee

1. Loss  resulting  directly  from  Larceny  or  Embezzlement  committed  by any
Employee, alone or in collusion with others.

On Premises

2. Loss of Property resulting directly from robbery,  burglary, false pretenses,
common  law  or  statutory  larceny,   misplacement,   mysterious  unexplainable
disappearance,  damage, destruction or removal, from the possession,  custody or control of the ASSURED,  while such  Property is lodged or deposited at premises located anywhere.

In Transit

3. Loss of Property  resulting  directly  from common law or statutory  larceny, misplacement,  mysterious  unexplainable  disappearance,  damage or destruction, while the Property is in transit anywhere:

a. in an armored motor vehicle, including loading and unloading thereof,

b. in the custody of a natural person acting as a messenger of the ASSURED, or

c. in the  custody  of a  Transportation  Company  and  being  transported  in a conveyance other than an armored motor vehicle provided,  however,  that covered
Property transported in such manner is limited to the following:

(1) written records,

(2)  securities  issued  in  registered  form,  which  are not  endorsed  or are restrictively endorsed, or

(3) negotiable  instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage  under this INSURING  CLAUSE begins  immediately on the receipt of such
Property by the natural person or Transportation Company and ends immediately on delivery  to the  premises  of the  addressee  or to any  representative  of the addressee located anywhere.

Forgery Or Alteration

4.       Loss resulting directly from:

a.  Forgery on, or  fraudulent  material  alteration  of, any bills of exchange, checks,  drafts,  acceptances,  certificates of deposits,  promissory notes, due bills,  money orders,  orders upon public treasuries,  letters of credit,  other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

b.  transferring,   paying  or  delivering  any  funds  or  other  Property,  or establishing  any  credit  or  giving  any  value  in  reliance  on any  written instructions,  advices or  applications  directed to the ASSURED  authorizing or acknowledging  the  transfer,  payment,  delivery  or  receipt of funds or other
Property,  which instructions,  advices or applications  fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment Company,  or of any financial  institution or  Employee  but which  instructions,  advices or  applications  either  bear a
Forgery or have been fraudulently  materially  altered without the knowledge and consent of such  customer,  shareholder,  subscriber,  financial  institution or
Employee;  excluding, however, under this INSURING CLAUSE any loss covered under
INSURING CLAUSE 5. of this Bond,  whether or not coverage for INSURING CLAUSE 5.
is provided for in the DECLARATIONS of this Bond.

     For  the  purpose  of  this  INSURING  CLAUSE,  a  mechanically  reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery

5. Loss resulting  directly from the ASSURED having,  in good faith,  and in the ordinary course of business, for its own account or the account of others in any capacity:

a. acquired,  accepted or received,  accepted or received, sold or delivered, or given value,  extended credit or assumed liability,  in reliance on any original
Securities, documents or other written instruments which prove to:

(1) bear a Forgery or a fraudulently material alteration,

(2) have been lost or stolen, or

(3) be Counterfeit, or

b.   guaranteed  in  writing  or  witnessed  any  signatures  on  any  transfer, assignment,  bill of sale,  power of attorney,  guarantee,  endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.

     Actual physical  possession,  and continued  actual physical  possession if taken as collateral, of such Securities,  documents or other written instruments by an Employee,  Custodian,  or a Federal or State chartered deposit institution of the ASSURED is a condition  precedent  to the ASSURED  having  relied on such items.  Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

     For  the  purpose  of  this  INSURING  CLAUSE,  a  mechanically  reproduced facsimile signature is treated the same as a handwritten signature.

Counterfeit Money

6. Loss resulting  directly from the receipt by the ASSURED in good faith of any
Counterfeit money.

Threats To Person

7. Loss resulting directly from surrender of Property away from an office of the
ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in Section  1.e.  (1), (2) and (5), a Relative or invitee of such Employee,  or a resident of the household of such  Employee,  who is, or allegedly is, being held captive provided,  however, that prior to the surrender of such Property:

a. the Employee  who receives the threat has made a reasonable  effort to notify an officer of the ASSURED who is not involved in such threat, and

b. the ASSURED  has made a  reasonable  effort to notify the  Federal  Bureau of
Investigation and local law enforcement authorities concerning such threat.

     It is agreed that for purposes of this INSURING CLAUSE, any Employee of the
ASSURED,  as set  forth in the  preceding  paragraph,  shall be  deemed to be an
ASSURED hereunder,  but only with respect to the surrender of money,  securities and other  tangible  personal  property  in which such  Employee  has a legal or equitable interest.

Computer System

8. Loss resulting directly from fraudulent:

a. entries of data into, or

b. changes of data elements or programs within,

a Computer System, provided the fraudulent entry or change causes:

(1) funds or other property to be transferred, paid or delivered,

(2) an account of the ASSURED or of its customer to be added,  deleted,  debited or credited, or

(3) an unauthorized account or a fictitious account to be debited or credited.

Voice Initiated Funds Transfer Instruction

9. Loss  resulting  directly from Voice  Initiated  Funds  Transfer  Instruction directed to the ASSURED  authorizing  the transfer of  dividends  or  redemption proceeds of Investment Company shares from a Customer's  account,  provided such
Voice Initiated Funds Transfer Instruction was:

a.  received  at the  ASSURED'S  offices  by  those  Employees  of  the  ASSURED
specifically   authorized  to  receive  the  Voice   Initiated   Funds  Transfer
Instruction,

b. made by a person purporting to be a Customer, and

c. made by said  person for the  purpose of causing  the  ASSURED or Customer to sustain a loss or making an improper personal  financial gain for such person or any other person.

     In order for  coverage  to apply  under  this  INSURING  CLAUSE,  all Voice
Initiated  Funds  Transfer  Instructions  must  be  received  and  processed  in accordance with the Designated  Procedures outlined in the APPLICATION furnished to the COMPANY.

Uncollectible Items of Deposit

10. Loss  resulting  directly from the ASSURED  having  credited an account of a customer,  shareholder  or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:

a. redemptions or withdrawals to be permitted,

b. shares to be issued, or

c. dividends to be paid,

from an account of an Investment Company.

     In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit for the minimum  number of days stated in the  APPLICATION before  permitting any redemptions or withdrawals,  issuing any shares or paying any dividends with respect to such Items of Deposit.

     Items of  Deposit  shall not be deemed  uncollectible  until the  ASSURED'S standard collection procedures have failed.

Audit Expense

11.  Expense  incurred  by the  ASSURED  for that  part of the cost of audits or
examinations   required   by   any   governmental    regulatory   authority   or
self-regulatory organization to be conducted by such authority,  organization or their  appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

General Agreements

Additional Companies Included As Assured

A. If more than one corporation,  or Investment  Company,  or any combination of them is included as the ASSURED herein:

(1) The  total  liability  of the  COMPANY  under  this  Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY  would be liable under this Bond if all such loss were  sustained by any one of them.

(2) Only the first  named  ASSURED  shall be deemed to be the sole  agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof  required to be given and for the purpose of effecting  or accepting  any  amendments  to or  termination  of this Bond.  The
COMPANY shall furnish each  Investment  Company with a copy of the Bond and with any  amendment  thereto,  together with a copy of each formal filing of claim by any other named ASSURED and  notification of the terms of the settlement of each such claim prior to the execution of such settlement.

(3) The  COMPANY  shall not be  responsible  for the proper  application  of any payment made hereunder to the first named ASSURED.

(4) Knowledge  possessed or discovery  made by any partner,  director,  trustee, officer or  supervisory  employee of any ASSURED shall  constitute  knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

(5) If the first named  ASSURED  ceases for any reason to be covered  under this
Bond,  then the  ASSURED  next  named on the  APPLICATION  shall  thereafter  be considered as the first named ASSURED for the purposes of this Bond.

Representation Made By Assured

B.  The  ASSURED  represents  that  all  information  it  has  furnished  in the
APPLICATION  for this Bond or  otherwise is  complete,  true and  correct.  Such
APPLICATION and other information constitute part of this Bond.

     The ASSURED must  promptly  notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this
Bond.

     Any  intentional  misrepresentation,  omission,  concealment  or  incorrect statement of a material fact, in the APPLICATION or otherwise,  shall be grounds for recision of this Bond.

Additional  Offices  Or  Employees  -  Consolidation,   Merger  Or  Purchase  Or
Acquisition Of Assets Or Liabilities - Notice To Company

C. If the  ASSURED,  other  than an  Investment  Company,  while this Bond is in force,  merges  or  consolidates  with,  or  purchases  or  acquires  assets  or liabilities  of another  institution,  the ASSURED  shall not have the  coverage afforded under this Bond for loss which has:

(1) occurred or will occur on premises, or

(2) been caused or will be caused by an employee, or

(3) arisen or will arise out of the assets or liabilities,  of such institution, unless the ASSURED:

a. gives the COMPANY  written  notice of the proposed  consolidation,  merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

b.  obtains  the  written  consent of the  COMPANY to extend  some or all of the coverage provided by this Bond to such additional exposure, and

c. on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control - Notice To Company

D. When the ASSURED  learns of a change in control  (other than in an Investment
Company),  as set forth in Section  2(a) (9) of the  Investment  Company  Act of
1940,  the  ASSURED  shall  within  sixty (60) days give  written  notice to the
COMPANY setting forth:

(1) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

(2) the total  number  of voting  securities  owned by the  transferors  and the transferees (or the beneficial  owners),  both immediately  before and after the transfer, and

(3) the total number of outstanding voting securities.

     Failure to give the required notice shall result in termination of coverage for any loss involving a transferee,  to be effective on the date of such change in control.

Court Costs And Attorneys' Fees

E. The  COMPANY  will  indemnify  the  ASSURED  for court  costs and  reasonable attorneys'  fees  incurred  and paid by the ASSURED in  defense,  whether or not successful,  whether or not fully  litigated  on the  merits and  whether or not settled,  of any  claim,  suit or legal  proceeding  with  respect  to which the
ASSURED would be entitled to recovery under this Bond. However,  with respect to
INSURING CLAUSE 1., this Section shall only apply in the event that:

(1) an Employee admits to being guilty of Larceny or Embezzlement,

(2) an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

(3) in the absence of 1 or 2 above, an arbitration panel agrees,  after a review of an agreed  statement of facts  between the COMPANY and the  ASSURED,  that an
Employee would be found guilty of Larceny or  Embezzlement if such Employee were prosecuted.

     The ASSURED  shall  promptly give notice to the COMPANY of any such suit or legal  proceeding  and at the request of the COMPANY shall furnish copies of all pleadings  and  pertinent  papers to the  COMPANY.  The COMPANY may, at its sole option,  elect to conduct the  defense of all or part of such legal  proceeding.
The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY.  The ASSURED shall provide all  reasonable  information and assistance as required by the COMPANY for such defense.

     If the COMPANY  declines to defend the ASSURED,  no settlement  without the prior  written  consent of the COMPANY nor  judgment  against the ASSURED  shall determine the existence, extent or amount of coverage under this Bond.

     If the amount  demanded in any such suit or legal  proceeding is within the
DEDUCTIBLE  AMOUNT,  if any, the COMPANY shall have no liability for court costs and  attorney's  fees  incurred in  defending  all or part of such suit or legal proceeding.

     If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY  stated in ITEM 2. of the DECLARATIONS for the applicable
INSURING  CLAUSE,  the COMPANY'S  liability for court costs and attorney's  fees incurred in defending all or part of such suit or legal  proceedings  is limited to the  proportion  of such court costs and  attorney's  fees  incurred that the
LIMIT OF  LIABILITY  stated in ITEM 2. of the  DECLARATIONS  for the  applicable
INSURING  CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

     If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE  AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM
2. of the  DECLARATIONS  for  the  applicable  INSURING  CLAUSE,  the  COMPANY'S liability for court costs and attorney's  fees incurred in defending all or part of such suit or legal  proceedings  shall be limited to the  proportion  of such court costs or  attorney's  fees that the amount  demanded that would be payable under this Bond after application of the DEDUCTIBLE  AMOUNT,  bears to the total amount demanded.

     Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

Conditions And Limitations

Definitions

1. As used in this Bond:

a. Computer System means a computer and all input, output, processing,  storage, off-line media libraries,  and  communication  facilities which are connected to the computer and which are under the control and  supervision  of the  operating system(s) or application(s) software used by the ASSURED.

b. Counterfeit  means an imitation of an actual valid original which is intended to deceive and be taken as the original.

c.  Custodian  means the  institution  designated  by an  Investment  Company to maintain possession and control of its assets.

d.  Customer  means  an  individual,  corporate,  partnership,  trust  customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction.

e. Employee means:

(1) an officer of the ASSURED,

(2) a natural  person while in the regular  service of the ASSURED at any of the
ASSURED'S  premises and compensated  directly by the ASSURED through its payroll system and subject to the United  States  Internal  Revenue  Service Form W-2 or
equivalent  income reporting plans of other countries,  and whom the ASSURED has the right to control  and direct  both as to the result to be  accomplished  and details and means by which such result is  accomplished  in the  performance  of such service,

(3) a  guest  student  pursuing  studies  or  performing  duties  in  any of the
ASSURED'S premises,

(4) an attorney  retained by the ASSURED and an employee of such attorney  while either is performing legal services for the ASSURED,

(5) a natural person  provided by an employment  contractor to perform  employee duties for the ASSURED under the ASSURED'S  supervision  at any of the ASSURED'S premises,

(6) an employee of an institution  merged or consolidated with the ASSURED prior to the effective date of this Bond,

(7) a director or trustee of the ASSURED,  but only while performing acts within the scope of the customary and usual duties of any officer or other  employee of the  ASSURED  or while  acting  as a member of any  committee  duly  elected  or appointed  to examine or audit or have  custody of or access to  Property of the
ASSURED, or

(8) each  natural  person,  partnership  or  corporation  authorized  by written agreement with the ASSURED to perform  services as electronic  data processor of checks or other  accounting  records  related to such checks but only while such person, partnership or corporation is actually performing such services and not:

a. creating, preparing, modifying or maintaining the ASSURED'S computer software or programs, or

b. acting as transfer agent or in any other agency  capacity in issuing  checks, drafts or securities for the ASSURED,

(9) any partner,  officer or employee of an investment  advisor,  an underwriter
(distributor),  a transfer agent or shareholder accounting  recordkeeper,  or an administrator, for an Investment Company while performing acts coming within the scope of the  customary  and  usual  duties  of an  officer  or  employee  of an
Investment  Company  or acting  as a member of any  committee  duly  elected  or appointed  to  examine,  audit or have  custody of or access to  Property  of an
Investment Company.

     The term Employee  shall not include any partner,  officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

a. which is not an  "affiliated  person"  (as  defined  in  Section  2(a) of the
Investment  Company Act of 1940) of an Investment  Company or of the  investment advisor or underwriter (distributor) of such Investment Company, or

b. which is a "bank" (as defined in Section 2(a) of the  Investment  Company Act of 1940).

     This Bond does not afford  coverage in favor of the employers of persons as set forth in e. (4),  (5) and (8) above,  and upon payment to the ASSURED by the
COMPANY resulting directly from Larceny or Embezzlement  committed by any of the partners,  officers or employees of such  employers,  whether acting alone or in collusion with others,  an assignment of such of the ASSURED'S rights and causes of  action  as it may have  against  such  employers  by  reason of such acts so committed  shall, to the extent of such payment,  be given by the ASSURED to the
COMPANY,  and the ASSURED  shall  execute all papers  necessary to secure to the
COMPANY the rights provided for herein.

     Each  employer of persons as set forth in e.(4),  (5) and (8) above and the partners,  officers and other employees of such employers shall  collectively be deemed to be one person for all the purposes of this Bond;  excepting,  however, the fifth paragraph of Section 13.

     Independent   contractors  not  specified  in  e.(4),  (5)  or  (8)  above, intermediaries,  agents,  brokers or other  representatives  of the same general character shall not be considered Employees.

f.  Forgery  means the  signing of the name of another  natural  person with the intent to deceive  but does not mean a signature  which  consists in whole or in part of one's own name,  with or  without  authority,  in any  capacity  for any purpose.

g.  Investment  Company  means  any  investment  company  registered  under  the
Investment  Company  Act of 1940 and  listed  under the NAME OF  ASSURED  on the
DECLARATIONS.

h. Items of Deposit  means one or more  checks or drafts  drawn upon a financial institution in the United States of America.

i. Larceny or  Embezzlement  means larceny or embezzlement as defined in Section
37 of the Investment Company Act of 1940.

j. Property  means money,  revenue and other stamps;  securities;  including any
note,  stock,  treasury  stock,  bond,  debenture,   evidence  of  indebtedness,
certificate  of  deposit,  certificate  of  interest  or  participation  in  any
profit-sharing   agreement,   collateral  trust   certificate,   preorganization
certificate or subscription,  transferable share,  investment  contract,  voting trust certificate,  certificate of deposit for a security,  fractional undivided interest in oil,  gas, or other  mineral  rights,  any  interest or  instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation  in,  temporary or interim  certificate for, receipt for,  guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders;
money orders; travelers' letters of credit; bills of lading; abstracts of title;
insurance  policies,  deeds,  mortgages on real estate  and/or upon chattels and interests  therein;  assignments  of such  policies,  deeds or mortgages;  other valuable  papers,  including  books of accounts  and other  records  used by the
ASSURED in the  conduct of its  business  (but  excluding  all  electronic  data processing  records);  and, all other instruments similar to or in the nature of the  foregoing  in which the  ASSURED  acquired  an  interest at the time of the
ASSURED'S  consolidation or merger with, or purchase of the principal assets of, a  predecessor  or  which  are held by the  ASSURED  for any  purpose  or in any capacity and whether so held  gratuitously or not and whether or not the ASSURED is liable therefor.

k.  Relative  means the spouse of an  Employee or partner of the ASSURED and any unmarried child supported  wholly by, or living in the home of, such Employee or partner and being related to them by blood, marriage or legal guardianship.

l. Securities,  documents or other written instruments means original (including original counterparts) negotiable or non-negotiable  instruments, or assignments thereof, which in and of themselves represent an equitable interest,  ownership, or debt and  which  are in the  ordinary  course  of  business  transferable  by delivery of such instruments with any necessary endorsements or assignments.

m. Subsidiary means any  organization  that, at the inception date of this Bond, is named in the  APPLICATION  or is created  during the BOND PERIOD and of which more than fifty  percent  (50%) of the  outstanding  securities or voting rights representing  the present  right to vote for  election of  directors is owned or controlled  by the  ASSURED  either  directly  or  through  one or  more  of its subsidiaries.

n.  Transportation  Company means any organization which provides its own or its leased vehicles for  transportation or which provides freight  forwarding or air express services.

o. Voice  Initiated  Election  means any election  concerning  dividend  options available to Investment  Company  shareholders or subscribers which is requested by voice over the telephone.

p.  Voice  Initiated  Redemption  means any  redemption  of shares  issued by an
Investment Company which is requested by voice over the telephone.

q.  Voice  Initiated  Funds  Transfer  Instruction  means  any  Voice  Initiated
Redemption or Voice Initiated Election.

     For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions - Applicable to All Insuring Clauses

2. This bond does not directly or indirectly cover:

a. loss not  reported  to the  COMPANY in writing  within  sixty (60) days after termination of this Bond as an entirety;

b. loss due to riot or civil commotion  outside the United States of America and
Canada,  or  any  loss  due  to  military,   naval  or  usurped  power,  war  or
insurrection.  This Section 2.b., however,  shall not apply to loss which occurs in transit in the  circumstances  recited in INSURING  CLAUSE 3.,  provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

c.  loss   resulting   from  the  effects  of  nuclear   fission  or  fusion  or
radioactivity;

d.  loss of  potential  income  including,  but not  limited  to,  interest  and dividends not realized by the ASSURED or by any customer of the ASSURED;

e.  damages  of any type  for  which  the  ASSURED  is  legally  liable,  except compensatory  damages,  but not multiples  thereof,  arising from a loss covered under this Bond;

f.  costs,  fees and  expenses  incurred  by the  ASSURED  in  establishing  the existence  of or amount of loss under this  Bond,  except to the extent  covered under INSURING CLAUSE 11.;

g. loss resulting from indirect or consequential loss of any nature;

h. loss resulting from dishonest acts by any member of the Board of Directors or
Board of  Trustees of the ASSURED  who is not an  Employee,  acting  alone or in collusion with others;

i. loss,  or that part of any loss,  resulting  solely from any violation by the
ASSURED or by any Employee:

(1) of any law regulating:

a. the issuance, purchase or sale of securities,

b. securities  transactions  on security or commodity  exchanges or the over the counter market,

c. investment companies,

d. investment advisors, or

(2) of any rule or regulation made pursuant to any such law; or

j. loss of confidential information, material or data;

k.  loss  resulting  from  voice  requests  or  instructions  received  over the telephone,  provided  however,  this  Section  2.k.  shall not apply to INSURING
CLAUSE 7. or 9.

Specific Exclusions - Applicable To All Insuring Clauses Except
Insuring Clause 1.

3. This Bond does not directly or indirectly cover:

a. loss caused by an Employee,  provided,  however,  this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement,  mysterious unexplainable disappearance,  or damage or destruction of Property;

b. loss through the surrender of property away from premises of the ASSURED as a result of a threat:

(1) to do bodily harm to any natural person,  except loss of Property in transit in the custody of any person  acting as messenger of the ASSURED,  provided that when such  transit was  initiated  there was no  knowledge by the ASSURED of any such  threat,  and provided  further  that this Section 3.b.  shall not apply to
INSURING CLAUSE 7., or

(2) to do damage to the premises or Property of the ASSURED;

c. loss resulting from payments made or withdrawals  from any account  involving erroneous credits to such account;

d. loss  involving  Items of Deposit  which are not finally  paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;

e. loss of property while in the mail;

f. loss  resulting  from the failure for any reason of a financial or depository institution,  its receiver or other  liquidator to pay or deliver funds or other
Property to the ASSURED  provided further that this Section 3.f. shall not apply to loss of Property  resulting  directly from robbery,  burglary,  misplacement, mysterious unexplainable disappearance,  damage, destruction or removal from the possession, custody or control of the ASSURED.

g. loss of Property while in the custody of a Transportation  Company,  provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

h.  loss  resulting  from  entries  or  changes  made by a natural  person  with authorized  access to a Computer System who acts in good faith on  instructions, unless such  instructions  are given to that person by a software  contractor or its partner,  officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's Computer
System; or

i. loss resulting  directly or indirectly from the input of data into a Computer
System terminal,  either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

Specific Exclusions - Applicable To All Insuring Clauses Except
Insuring Clauses 1., 4., And 5.

4. This bond does not directly or indirectly cover:

a. loss resulting from the complete or partial  non-payment of or default on any loan whether such loan was  procured in good faith or through  trick,  artifice, fraud or false pretenses;  provided,  however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;

b. loss resulting from forgery or any alteration;

c. loss involving a counterfeit  provided,  however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non-Reduction And Non-Accumulation Of Liability

5. At all times prior to termination  of this Bond,  this Bond shall continue in force  for  the  limit  stated  in the  applicable  sections  of  ITEM 2. of the
DECLARATIONS,  notwithstanding  any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided,  however,  that the liability of the COMPANY under this Bond with respect to all loss resulting from:

a. any one act of burglary,  robbery or hold-up, or attempt thereat, in which no
Employee is concerned or implicated, or

b.  any one  unintentional  or  negligent  act on the  part  of any  one  person resulting in damage to or destruction or misplacement of Property, or

c. all acts, other than those specified in a. above, of any one person, or

d. any one casualty or event other than those specified in a., b., or c. above,

shall be deemed to be one loss and shall be limited to the  applicable  LIMIT OF
LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be  cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which

i.  directly or  indirectly  aid in any way wrongful acts of any other person or persons, or

ii. permit the continuation of wrongful acts of any other person or persons whether such acts are  committed  with or without the  knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the  intent to aid such  other  person,  shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery

6. This Bond applies only to loss first  discovered by an officer of the ASSURED during the BOND  PERIOD.  Discovery  occurs at the  earlier of an officer of the
ASSURED being aware of:

a. facts which may subsequently result in a loss of a type covered by this Bond,
or

b. an actual or  potential  claim in which it is  alleged  that the  ASSURED  is liable  to a third  party,  regardless  of  when  the  act or  acts  causing  or contributing  to such loss  occurred,  even  though  the amount of loss does not exceed the applicable  DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company - Proof - Legal Proceedings Against Company

7. a. The  ASSURED  shall  give  the  COMPANY  notice  thereof  at the  earliest practicable moment, not to exceed sixty (60) days after discovery of loss, in an amount that is in excess of 50% of the applicable  DEDUCTIBLE  AMOUNT, as stated
in ITEM 2. of the DECLARATIONS.

b. The ASSURED shall  furnish to the COMPANY proof of loss,  duly sworn to, with full particulars within six (6) months after such discovery.

c.  Securities  listed in a proof of loss shall be identified by  certificate or bond numbers, if issued with them.

d. Legal  proceedings  for the recovery of any loss under this Bond shall not be brought  prior to the  expiration  of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of  twenty-four  (24) months from the discovery of such loss.

e. This Bond  affords  coverage  only in favor of the ASSURED.  No claim,  suit, action or legal  proceedings  shall be brought  under this Bond by anyone  other than the ASSURED.

f. Proof of loss involving  Voice  Initiated  Funds Transfer  Instruction  shall include electronic recordings of such instructions.

Deductible Amount

8. The COMPANY  shall not be liable under any  INSURING  CLAUSES of this Bond on account of loss unless the amount of such loss,  after  deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account  thereof prior to payment by the COMPANY of such loss,  shall  exceed the  DEDUCTIBLE  AMOUNT set forth in ITEM 3. of the
DECLARATIONS,  and then for such excess only,  but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

     There shall be no deductible  applicable to any loss under INSURING  CLAUSE
1. sustained by any Investment Company.

Valuation

9. BOOKS OF ACCOUNT OR OTHER RECORDS

     The value of any loss of Property  consisting  of books of account or other records used by the ASSURED in the conduct of its  business  shall be the amount paid by the ASSURED for blank  books,  blank  pages,  or other  materials  which replace the lost books of account or other records,  plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

     The value of any loss of  Property  other  than  books of  account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be  determined  by the average  market value of such  Property on the business day  immediately  preceding  discovery of such loss provided,  however, that the value of any  Property  replaced by the ASSURED with the consent of the
COMPANY and prior to the  settlement of any claim for such Property shall be the actual market value at the time of replacement.

     In the case of a loss of interim  certificates,  warrants,  rights or other
securities,   the   production   of  which  is  necessary  to  the  exercise  of
subscription,  conversion,  redemption or deposit privileges,  the value of them shall  be the  market  value  of such  privileges  immediately  preceding  their expiration if said loss is not discovered  until after their  expiration.  If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

     OTHER PROPERTY

     The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of  repairing  or  replacing  such  Property  with
Property of like quality and value, whichever is less.

Securities Settlement

10. In the event of a loss of securities  covered  under this Bond,  the COMPANY may, at its sole discretion,  purchase replacement securities,  tender the value of the  securities  in money,  or issue  its  indemnity  to  effect  replacement securities.

     The  indemnity  required  from the ASSURED  under the terms of this Section against all loss,  cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

a. for securities having a value less than or equal to the applicable DEDUCTIBLE
AMOUNT - one hundred (100%) percent;

b. for securities  having a value in excess of the DEDUCTIBLE  AMOUNT but within the applicable  LIMIT OF LIABILITY - the percentage  that the DEDUCTIBLE  AMOUNT bears to the value of the securities;

c. for securities  having a value greater than the applicable LIMIT OF LIABILITY
- the  percentage  that the  DEDUCTIBLE  AMOUNT  and  portion  in  excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

     The  value  referred  to in  Section  10.a.,  b.,  and c. is the  value  in accordance with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

     The  COMPANY is not  required to issue its  indemnity  for any portion of a loss of securities which is not covered by this Bond;  however,  the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

     The ASSURED shall pay the  proportion of the Company's  premium  charge for the Company's  indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF  LIABILITY  shall be used as payment of premium  for any  indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment - Recovery

11. In the event of a payment  under this Bond,  the COMPANY shall be subrogated to all of the ASSURED'S  rights of recovery  against any person or entity to the extent of such payment. On request,  the ASSURED shall deliver to the COMPANY an assignment  of the  ASSURED'S  rights,  title and  interest and causes of action against any person or entity to the extent of such payment.

     Recoveries,  whether  effected by the COMPANY or by the  ASSURED,  shall be applied net of the expense of such recovery in the following order:

a. first,  to the  satisfaction of the ASSURED'S loss which would otherwise have been  paid but for the fact  that it is in  excess  of the  applicable  LIMIT OF
LIABILITY,

b. second,  to the COMPANY in  satisfaction of amounts paid in settlement of the
ASSURED'S claim,

c. third, to the ASSURED in satisfaction  of the applicable  DEDUCTIBLE  AMOUNT,
and

d. fourth,  to the ASSURED in  satisfaction  of any loss suffered by the ASSURED which was not covered under this Bond.

     Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured

12. At the COMPANY'S  request and at reasonable  times and places  designated by the COMPANY, the ASSURED shall:

a. submit to examination by the COMPANY and subscribe to the same under oath,

b. produce for the COMPANY'S examination all pertinent records, and

c. cooperate with the COMPANY in all matters pertaining to the loss.

     The ASSURED shall execute all papers and render assistance to secure to the
COMPANY  the  rights  and causes of action  provided  for under  this Bond.  The
ASSURED  shall do  nothing  after  loss to  prejudice  such  rights or causes of action.

Termination

13. If the Bond is for a sole ASSURED, it shall not be terminated unless written notice shall have been given by the acting  party to the  affected  party and to the Securities and Exchange  Commission,  Washington,  D.C., not less than sixty
(60) days prior to the effective date of such termination.

     If the Bond is for a joint  ASSURED,  it  shall  not be  terminated  unless written notice shall have been given by the acting party to the affected  party, and by the COMPANY to all ASSURED Investment Companies and to the Securities and
Exchange  Commission,  Washington,  D.C., not less than sixty (60) days prior to the effective date of such termination.

     This Bond will  terminate as to any one ASSURED,  other than an  Investment
Company:

a.  immediately  on the  taking  over of such  ASSURED  by a  receiver  or other liquidator or by State or Federal officials, or

b.  immediately on the filing of a petition  under any State or Federal  statute relative to bankruptcy or reorganization  of the ASSURED,  or assignment for the benefit of creditors of the ASSURED, or

c. immediately  upon such ASSURED ceasing to exist,  whether through merger into another entity, disposition of all of its assets or otherwise.

     The COMPANY  shall refund the unearned  premium  computed at short rates in accordance with the standard short rate cancellation tables if terminated by the
ASSURED or pro rata if terminated for any other reason.

     If any partner, director, trustee, or officer or supervisory employee of an
ASSURED not acting in collusion  with an Employee  learns of any  dishonest  act committed by such Employee at any time, whether in the employment of the ASSURED or  otherwise,  whether or not such act is of the type covered  under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

a. shall immediately remove such Employee from a position that would enable such
Employee to cause the ASSURED to suffer a loss covered by this Bond; and

b. within  forty-eight (48) hours of learning that an Employee has committed any dishonest  act,  shall  notify the  COMPANY,  of such  action and  provide  full particulars of such dishonest act.

     The COMPANY may terminate coverage as respects any Employee sixty (60) days after  written  notice is received by each  ASSURED  Investment  Company and the
Securities and Exchange Commission,  Washington, D.C. of its desire to terminate this Bond as to such Employee.

Other Insurance

14.  Coverage  under  this Bond shall  apply  only as excess  over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

a. the ASSURED,

b. a Transportation Company, or

c.  another  entity on whose  premises the loss  occurred or which  employed the person  causing  the  loss or  engaged  the  messenger  conveying  the  Property involved.

Conformity
15.      If any limitation within this Bond is prohibited by any
law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification

16.  This Bond or any  instrument  amending  or  affecting  this Bond may not be changed or modified  orally.  No change in or modification of this Bond shall be effective  except  when made by written  endorsement  to this Bond  signed by an authorized representative of the COMPANY.

If this  Bond is for a sole  ASSURED,  no  change or  modification  which  would adversely  affect the rights of the ASSURED  shall be  effective  prior to sixty
(60) days after written notice has been furnished to the Securities and Exchange
Commission, Washington, D.C., by the acting party.

If this  Bond is for a joint  ASSURED,  no charge or  modification  which  would adversely  affect the rights of the ASSURED  shall be  effective  prior to sixty
(60) days after  written  notice has been  furnished  to all insured  Investment
Companies and to the Securities and Exchange  Commission,  Washington,  D.C., by
the COMPANY.

================================================================================

                                   FEDERAL INSURANCE COMPANY

                                   Endorsement No: 1 BOND

                                   Bond Number:  81951478

NAME OF ASSURED:    DELAWARE INVESTMENT COMPANY FAMILY OF FUNDS

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the  DECLARATIONS is amended to read as follows:

DELAWARE INVESTMENT COMPANY FAMILY OF FUNDS

FUND
Delaware Group Adviser Funds
Delaware Group Cash Reserve
Delaware Group Equity Funds I
Delaware Group Equity Funds II
Delaware Group Equity Funds III
Delaware Group Equity Funds IV
Delaware Group Equity Funds V
Delaware Group Foundation Funds
Delaware Group Limited-Term Government Funds
Delaware Group Global & International Funds
Delaware Group Government Fund
Delaware Group Income Funds
Delaware VIP Trust
Delaware Group State Tax-Free Income Trust
Delaware Group Tax-Free Fund
Delaware Group Tax-Free Money Fund
Delaware Pooled Trust
Voyageur Insured Funds
Voyageur Intermediate Tax Free Funds
Delaware Investments Municipal Trust
Voyageur Mutual Funds
Voyageur Mutual Funds II
Voyageur Mutual Funds III
Voyageur Tax-Free Funds
Delaware Investments Dividend and Income Fund, Inc.
Delaware Investments Global Dividend and Income Fund, Inc.
Delaware Investments Arizona Municipal Income Fund, Inc.
Delaware Investments Colorado Insured Municipal Income Fund,
   Inc.
Delaware Investments Florida Insured Municipal Income Fund, Inc.
Delaware Investments Minnesota Municipal Income Fund II, Inc.

This Endorsement applies to loss discovered after 12:01 a.m. on
October 31, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:  November 29, 2006

By
/s/ Robert Hamburger
Authorized Representative

================================================================================

                                      FEDERAL INSURANCE COMPANY

                                      Endorsement No.:  2 BOND

                                      Bond Number: 81951478

NAME OF ASSURED:    DELAWARE INVESTMENT COMPANY FAMILY OF FUNDS

TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding the following INSURING CLAUSE:

12. Telefacsimile Instruction

Loss resulting directly from the ASSURED having  transferred,  paid or delivered any funds or other  Property or established  any credit,  debited any account or given any value on the faith of any fraudulent  instructions sent by a Customer, financial institution or another office of the ASSURED by Telefacsimile directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or Property or the establishment of a credit or the debiting of an account or the giving of value by the ASSURED where such Telefacsimile instructions:

a. bear a valid test key exchanged between the ASSURED and a Customer or another financial  institution  with  authority  to use such test key for  Telefacsimile instructions  in the ordinary  course of  business,  but which test key has been wrongfully  obtained  by a person  who was not  authorized  to  initiate,  make, validate or authenticate a test key arrangement, and

b.  fraudulently  purport  to  have  been  sent by such  Customer  or  financial institution when such  Telefacsimile  instructions were transmitted  without the knowledge or consent of such Customer or financial institution by a person other than such  Customer  or  financial  institution  and which  bear a Forgery  of a signature,  provided that the Telefacsimile instruction was verified by a direct call back to an employee of the financial  institution,  or a person  thought by the ASSURED to be the Customer, or an employee of another financial institution.

2. By deleting from Section 1.,  Definitions,  the definition of Customer in its entirety, and substituting the following:

d.  Customer  means  an  individual,  corporate,  partnership,  trust  customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction or Telefacsimile
Instruction.

3. By adding to Section 1., Definitions, the following:

r. Telefacsimile means a system of transmitting  written documents by electronic signals  over  telephone  lines to equipment  maintained  by the ASSURED for the purpose of  reproducing  a copy of said  document.  Telefacsimile  does not mean electronic  communication  sent by Telex or similar means of  communication,  or through an  electronic  communication  system or through an  automated  clearing house.

4. By adding to Section  3.,  Specific  Exclusions  Applicable  to All  Insuring
Clauses Except Insuring Clause 1. the following:

J.  loss  resulting  directly  or  indirectly  from  Telefacsimile  instructions provided, however, this exclusion shall not apply to this INSURING CLAUSE.

This  Endorsement  applies to loss  discovered  after  12:01 a.m. on October 31,
2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:  November 29, 2006

By
/s/ Robert Hamburger
Authorized Representative

================================================================================

                                      FEDERAL INSURANCE COMPANY

                                      Endorsement No.:  3 BOND

                                      Bond Number: 81951478

NAME OF ASSURED:     DELAWARE INVESTMENT COMPANY FAMILY OF FUNDS

AUTOMATED TELEPHONE TRANSACTION ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding the following INSURING CLAUSE:

13. Automated Telephone System Transaction

Loss resulting  directly from the ASSURED having  transferred funds on the faith of any Automated Phone System (APS) Transaction,  where the request for such APS
Transaction  is  unauthorized  or  fraudulent  and is made  with the  intent  to deceive.  In order for coverage to apply under this INSURING  CLAUSE the ASSURED shall maintain and follow all APS Designated Procedures. A single failure of the
ASSURED to  maintain  and follow a  particular  APS  Designated  Procedure  in a particular  APS  Transaction  will not  preclude  coverage  under this  INSURING
CLAUSE.

2. By adding to Section 1., Definitions, the following:

s. APS Designated Procedures means all of the following procedures:

(1) No APS Transaction shall be executed unless the shareholder or unitholder to whose  account such an APS  Transaction  relates has  previously  elected to APS
Transactions. (Election in Application)

(2) All APS Transactions  shall be logged or otherwise  recorded and the records shall be retained for at least six (6) months. (Logging)

Information contained in the records shall be capable
of being retrieved and produced within a reasonable
time after retrieval of specific information is
requested, at a success rate of no less than 85
percent.

(3) The caller in any request for an APS Transaction,  before executing that APS
Transaction must enter a personal  identification  number (PIN), social security number  and  account  number.  (Identity  Test) If the  caller  fails to enter a correct PIN within three (3) attempts, the caller must not be allowed additional attempts  during the same telephone call to enter the PIN. The caller may either be instructed to redial a customer service  representative or may be immediately connected to such a representative. (Limited attempts to Enter PIN)

(4) A written  confirmation of any APS Transaction or change of address shall be mailed to the  shareholder  or  unitholder  to whose  account  such  transaction relates,  at the  record  address,  by the  end of the  insured's  next  regular processing  cycle,  but in no event later than five (5) business days  following such APS Transaction. (Written Confirmation)

(5)  Access  to the  equipment  which  permits  the  entity  receiving  the  APS
Transaction  request to process and effect the  transaction  shall be limited in the following manner: (Access to APS Equipment)

t. APS Election means any election concerning various account features available to the  shareholder  or  unitholder  which is made through the  Automated  Phone
System by means of information  transmitted by an individual  caller through use of a Automated Phone System.  These features  include account  statements,  auto exchange,  auto  asset  builder,  automatic  withdrawal,  dividend/capital  gain options, dividend sweep, telephone balance consent and change of address.

u. APS Exchange means any exchange of shares or units in a registered account of one fund into  shares or units in an  account  with the same tax  identification number and same ownership-type code of another fund in the same complex pursuant to exchange privileges of the two funds, which exchange is requested through the
Automated  Phone System by means of  information  transmitted  by an  individual caller through use of an Automated Phone System.

v. APS Purchase  means any  purchase of shares or units issued by an  Investment
Company which is requested through an Automated Phone System.

w.  APS  Redemption  means  any  redemption  of  shares  or units  issued  by an
Investment  Company  which  it  requested  through  the  telephone  by  means of information transmitted by an individual caller through use of a Automated Phone
System.

x. APS Transaction means any APS Purchase,  APS Redemption,  APS Election or APS
Exchange.

y. Automated Phone System means an automated  system which receives and converts to executable  instructions  transmissions  through the  Automated  Phone System through use of a touch-tone  keypad or other tone system;  and always  excluding transmissions from a computer system or part thereof.

3.   By   adding   the   following    Section   after   Section   4.,   Specific
Exclusions-Applicable To All Insuring Clauses Except 1., 4., 5.:

Section 4.A.. Specific Exclusion-Applicable to Insuring Clause 13

This Bond does not directly or indirectly cover under Insuring Clause 13:

Loss resulting from:

a. the redemption of shares or units,  where the proceeds of such redemption are made payable to other than:

(1) the shares or units of record,

(2) a person designated to receive  redemption  proceeds,  or

(3) a bank account designated to receive redemption proceeds, or

b. the redemption of shares or units,  where the proceeds of such redemption are paid by check  mailed to any  address,  unless  such  address  has  either  been designated  the  shareholder  or unitholder by voice through an Automated  Phone
System or in writing, at least thirty (30) days prior to such redemption, or

c. the  redemption of shares or units,  where  shareholder  or unitholder of the
ASSURED designated bank account of record.

This  Endorsement  applies to loss  discovered  after  12:01 a.m. on October 31,
2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:  November 29, 2006

By
/s/ Robert Hamburger
Authorized Representative

================================================================================

                                     FEDERAL INSURANCE COMPANY

                                     Endorsement No.:   4 BOND

                                     Bond Number: 81951478

NAME OF ASSURED:     DELAWARE INVESTMENT COMPANY FAMILY OF FUNDS

STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding the following INSURING CLAUSE:

"14. Stop Payment Order or Refusal to Pay Check Loss resulting directly from the
ASSURED being legally liable to pay compensatory damages for:

a.  complying  or failing to comply with notice from any customer of the ASSURED or any authorized  representative of such customer, to stop payment on any check or draft made or drawn upon or against  the  ASSURED by such  customer or by any authorized representative of such customer, or

b.  refusing to pay any check or draft made or drawn upon or against the ASSURED by any  customer  of the  ASSURED or by any  authorized  representative  of such customer."

2. By adding the following Specific Exclusion:

"Section 4.A. Specific Exclusions - Applicable to INSURING CLAUSE 14

This Bond does not directly or indirectly cover:

a. liability assumed by the ASSURED by agreement under any contract, unless such liability  would  have  attached  to the  ASSURED  even in the  absence  of such agreement,

b.  loss arising out of:

(1) libel, slander,  wrongful entry, eviction,  defamation,  false arrest, false imprisonment, malicious prosecution, assault or battery,

(2) sickness,  disease,  physical bodily harm,  mental or emotional  distress or anguish, or death of any person, or

(3) discrimination."

This  Endorsement  applies to loss  discovered  after  12:01 a.m. on October 31,
2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:  November 29, 2006

By
/s/ Robert Hamburger
Authorized Representative

================================================================================

                                      FEDERAL INSURANCE COMPANY

                                      Endorsement No.:  5 BOND

                                      Bond Number: 81951478

NAME OF ASSURED:     DELAWARE INVESTMENT COMPANY FAMILY OF FUNDS

UNAUTHORIZED SIGNATURE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding the following INSURING CLAUSE:

15. Unauthorized Signature

Loss  resulting  directly from the ASSURED having  accepted,  paid or cashed any check or  Withdrawal  Order  made or  drawn on or  against  the  account  of the
ASSURED'S  customer which bears the signature or endorsement of one other than a person  whose name and  signature  is on file with the ASSURED as a signatory on such account.

It shall be a condition  precedent to the ASSURED'S right of recovery under this
INSURING  CLAUSE  that the  ASSURED  shall  have on file  signatures  of all the persons who are signatories on such account.

2. By adding to Section 1., Definitions, the following:

z. Instruction means a written order to the issuer of an Uncertificated Security requesting  that the  transfer,  pledge or release from pledge of the  specified
Uncertificated Security be registered.

aa.  Uncertificated  Security means a share,  participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) not  represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

(2) of a type commonly dealt in on securities exchanges or markets, and

(3)  either one of a class or series or by its terms  divisible  into a class or series of shares, participations, interests or obligations.

bb.  Withdrawal  Order  means  a  non-negotiable   instrument,   other  than  an
Instruction,  signed by a customer  of the  ASSURED  authorizing  the ASSURED to debit the customer's account in the amount of funds stated therein.

This  Endorsement  applies to loss  discovered  after  12:01 a.m. on October 31,
2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:  November 29, 2006

By
/s/ Robert Hamburger
Authorized Representative

================================================================================

                                      FEDERAL INSURANCE COMPANY

                                      Endorsement No.:  6 BOND

                                      Bond Number: 81951478

NAME OF ASSURED:  DELAWARE INVESTMENT COMPANY FAMILY OF FUNDS

EXTENDED COMPUTER SYSTEMS ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding the following INSURING CLAUSE:

16. Extended Computer Systems

A. Electronic Data, Electronic Media, Electronic Instruction

Loss resulting directly from:

(1)  the  fraudulent  modification  of  Electronic  Data,  Electronic  Media  or
Electronic  Instruction  being  stored  within or being run  within  any  system covered under this INSURING CLAUSE,

(2) robbery,  burglary, larceny or theft of Electronic Data, Electronic Media or
Electronic Instructions,

(3) the acts of a hacker  causing  damage or  destruction  of  Electronic  Data,
Electronic Media or Electronic Instruction owned by the ASSURED or for which the
ASSURED is legally  liable,  while stored within a Computer System covered under this INSURING CLAUSE, or

(4) the damage or destruction of Electronic Data, Electronic Media or Electronic
Instruction  owned by the  ASSURED or for which the  ASSURED  is legally  liable while stored within a Computer System covered under INSURING CLAUSE 16, provided such  damage  or  destruction  was  caused  by a  computer  program  or  similar instruction  which was written or altered to intentionally  incorporate a hidden instruction designed to damage or destroy Electronic Data,  Electronic Media, or
Electronic  Instruction in the Computer System in which the computer  program or instruction so written or so altered is used.

B. Electronic Communication

Loss resulting directly from the ASSURED having  transferred,  paid or delivered any funds or property,  established any credit, debited any account or given any value on the faith of any  electronic  communications  directed to the  ASSURED, which were transmitted or appear to have been transmitted through:

(1) an Electronic Communication System,

(2) an automated clearing house or custodian, or

(3) a Telex, TWX, or similar means of communication, directly into the ASSURED'S
Computer System or Communication Terminal, and fraudulently purport to have been
sent  by  a  customer,   automated  clearing  house,   custodian,  or  financial
institution,  but which  communications  were either not sent by said  customer,
automated  clearing  house,  custodian,   or  financial  institution,   or  were
fraudulently modified during physical transit of Electronic Media to the ASSURED
or  during  electronic   transmission  to  the  ASSURED'S   Computer  System  or
Communication Terminal.

C.  Electronic Transmission

Loss resulting  directly from a customer of the ASSURED,  any automated clearing house, custodian, or financial institution having transferred, paid or delivered any funds or property,  established any credit, debited any account or given any value on the faith of any  electronic  communications,  purporting  to have been directed by the ASSURED to such customer,  automated clearing house,  custodian,
or  financial  institution  initiating,   authorizing,  or  acknowledging,   the
transfer,   payment,   delivery   or  receipt  of  funds  or   property,   which
communications were transmitted through:

(1) an Electronic Communication System,

(2) an automated clearing house or custodian, or

(3) a Telex,  TWX, or similar means of  communication,  directly into a Computer
System or  Communication  Terminal of said customer,  automated  clearing house, custodian,  or  financial  institution,  and  fraudulently  purport to have been directed by the ASSURED,  but which  communications  were either not sent by the
ASSURED,  or were  fraudulently  modified during physical  transit of Electronic
Media from the  ASSURED or during  electronic  transmission  from the  ASSURED'S
Computer  System or  Communication  Terminal,  and for which loss the ASSURED is held to be legally liable.

2. By adding to Section 1., Definitions, the following:

cc.  Communication  Terminal  means a  teletype,  teleprinter  or video  display terminal,  or  similar  device  capable  of  sending  or  receiving  information electronically. Communication Terminal does not mean a telephone.

dd. Electronic Communication System means electronic communication operations by
Fedwire,  Clearing House Interbank Payment System (CHIPS),  Society of Worldwide
International Financial  Telecommunication  (SWIFT), similar automated interbank communication systems, and Internet access facilities.

ee.  Electronic  Data means facts or  information  converted to a form usable in
Computer  Systems  and which is stored on  Electronic  Media for use by computer programs.

ff. Electronic Instruction means computer programs converted to a form usable in a Computer System to act upon Electronic Data.

gg.  Electronic Media means the magnetic tape,  magnetic disk,  optical disk, or any other bulk media on which data is recorded.

3.   By   adding   the   following    Section   after   Section   4.,   Specific
Exclusions-Applicable to All INSURING CLAUSES except 1., 4., and 5.:

Section 4.A. Specific Exclusions-Applicable to INSURING CLAUSE 16

This Bond does not directly or indirectly cover:

a. loss  resulting  directly or  indirectly  from Forged,  altered or fraudulent negotiable  instruments,  securities,  documents or written  instruments used as source documentation in the preparation of Electronic Data;

b. loss of negotiable instruments,  securities, documents or written instruments except as converted to Electronic Data and then only in that converted form;

c. loss resulting from mechanical failure, faulty construction, error in design, latent defect,  wear or tear,  gradual  deterioration,  electrical  disturbance,
Electronic Media failure or breakdown or any malfunction or error in programming or error or omission in processing;

d. loss resulting directly or indirectly from the input of Electronic Data at an authorized  electronic  terminal of an  Electronic  Funds  Transfer  System or a
Customer  Communication  System by a person  who had  authorized  access  from a customer to that customer's authentication mechanism; or

e. liability assumed by the ASSURED by agreement under any contract, unless such liability  would  have  attached  to the  ASSURED  even in the  absence  of such agreement; or

f. loss resulting directly or indirectly from:

(1) written instruction unless covered under this INSURING CLAUSE; or

(2) instruction by voice over the telephone,  unless covered under this INSURING
CLAUSE.

4. By adding to Section 9., Valuation, the following:

Electronic Data, Electronic Media, Or Electronic Instruction

In  case of loss  of,  or  damage  to,  Electronic  Data,  Electronic  Media  or
Electronic Instruction used by the ASSURED in its business, the COMPANY shall be liable  under this Bond only if such items are  actually  reproduced  form other
Electronic Data, Electronic Media or Electronic  Instruction of the same kind or quality and then for not more than the cost of the blank  media  and/or the cost of labor for the actual  transcription  or copying of data which shall have been furnished by the ASSURED in order to reproduce such Electronic Data,  Electronic
Media or Electronic  Instruction  subject to the applicable SINGLE LOSS LIMIT OF
LIABILITY.

However,  if such Electronic Data can not be reproduced and said Electronic Data represents  Securities or financial  instruments  having a value,  then the loss will be valued as indicated in the SECURITIES  and OTHER PROPERTY  paragraphs of this Section.

This  Endorsement  applies to loss  discovered  after  12:01 a.m. on October 31,
2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:  November 29, 2006

By
/s/ Robert Hamburger
Authorized Representative

================================================================================

                                      FEDERAL INSURANCE COMPANY

                                      Endorsement No.:  7 BOND

                                      Bond Number: 81951478

NAME OF ASSURED:     DELAWARE INVESTMENT COMPANY FAMILY OF FUNDS

NON-CUMULATIVE ENDORSEMENT

It is  agreed  that in the  event of a loss  covered  under  this  Bond and also covered under FEDERAL  INSURANCE  COMPANY`S BOND No. 81951478 issued to DELAWARE
MANAGEMENT  HOLDINGS,  INC., the SINGLE LOSS LIMIT OF LIABILITY  under this Bond shall be reduced by any payment under BOND No.  81951478 and only the remainder, if any, shall be applicable to such loss hereunder.

                         Name and Address of Assured:
                         DELAWARE INVESTMENT COMPANY FAMILY OF
                         FUNDS

                         1 COMMERCE SQUARE
                         PHILADELPHIA, PA 19103

                         Signature of Assured's Representative

                         Position/Title

                         Date

This  Endorsement  applies to loss  discovered  after  12:01 a.m. on October 31,
2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:  November 29, 2006

By
/s/ Robert Hamburger
Authorized Representative

================================================================================

                                   FEDERAL INSURANCE COMPANY

                                   Endorsement No.: 8

                                   Bond Number: 81951478 BOND

NAME OF ASSURED:  DELAWARE INVESTMENT COMPANY FAMILY OF FUNDS

AMEND DISCOVERY ENDORSEMENT

It is agreed that this Bond is amended by deleting Section 6., Discovery, in its entirety and substituting the following:

6. Discovery

This Bond applies only to loss first  discovered by the General  Counsel or Risk
Management Department of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the General Counsel or Risk Management  Department of the ASSURED
being aware of:

a. facts which may subsequently result in a loss of a type covered by this Bond,
or

b. an actual or  potential  claim in which it is  alleged  that the  ASSURED  is liable  to a third  party,  regardless  of  when  the  act or  acts  causing  or contributing  to such loss  occurred,  even  though  the amount of loss does not exceed the applicable  DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

This  Endorsement  applies to loss  discovered  after  12:01 a.m. on October 31,
2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:  November 29, 2006

By
/s/ Robert Hamburger
Authorized Representative

================================================================================

                                        FEDERAL INSURANCE COMPANY

                                        Endorsement No.  9 BOND

                                        Bond Number:   81951478

NAME OF ASSURED: DELAWARE INVESTMENT COMPANY FAMILY OF FUNDS

REVISE ITEM 2. ENDORSEMENT

It is agreed  that this Bond is amended by deleting  ITEM 2. in its  entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE,  such
INSURING  CLAUSE and any other  reference to such  INSURING  CLAUSE in this Bond shall be deemed to be deleted.  There shall be no  deductible  applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.

                                    SINGLE LOSS         DEDUCTIBLE
INSURING CLAUSE                     LIMIT OF LIABILITY  AMOUNT
1.  Employee                         $20,000,000         $     0
2.  On Premises                      $20,000,000         $50,000
3.  In Transit                       $20,000,000         $50,000
4.  Forgery or Alteration            $20,000,000         $50,000
5.  Extended Forgery                 $20,000,000         $50,000
6.  Counterfeit Currency             $20,000,000         $50,000
7.  Threats to Person                $Not Covered        $   N/A
8.  Computer System                  $20,000,000         $50,000
9   Voice Initiated Funds Transfer
     Instruction                     $20,000,000         $50,000
10. Uncollectible Items of Deposit   $    50,000         $10,000
11. Audit Expense                    $   100,000         $     0
12. Telefacsimile Instruction        $    50,000         $10,000
13. Automated Telephone Transaction  $    50,000         $10,000
14. Stop Payment Order or Refusal
     to Pay Check                    $20,000,000         $50,000
15. Unauthorized Signature           $20,000,000         $50,000
16. Extended Computer Systems        $20,000,000         $50,000

This  Endorsement  applies to loss  discovered  after  12:01 a.m. on October 31,
2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:  November 29, 2006

By
/s/ Robert Hamburger
Authorized Representative

================================================================================

Effective date of
this endorsement: October 31, 2006 FEDERAL INSURANCE COMPANY

                                   Endorsement No.:10 BOND

                                   To be attached to and form
                                   a part of Policy
                                   Number:   81951478

Issued to: DELAWARE INVESTMENT COMPANY FAMILY OF FUNDS

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed  that this  insurance  does not apply to the  extent  that trade or economic  sanctions or other laws or regulations  prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:  November 29, 2006

By
/s/ Robert Hamburger
Authorized Representative

================================================================================

Chubb & Son, div. of Federal Insurance Company as manager of the member insurers of the Chubb Group of Insurance Companies

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)

You are hereby  notified  that,  under the Terrorism  Risk Insurance Act of 2002
(the "Act")  effective  November  26, 2002,  this policy makes  available to you insurance  for losses  arising out of certain acts of  international  terrorism.
Terrorism is defined as any act certified by the  Secretary of the Treasury,  in concurrence  with the Secretary of State and the Attorney  General of the United
States,  to be an act of  terrorism;  to be a  violent  act  or an act  that  is dangerous to human life, property or infrastructure;  to have resulted in damage within the United  States,  or outside  the United  States in the case of an air carrier or vessel or the premises of a United States  Mission;  and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest,  as part of an effort to coerce the civilian  population of the United States or to influence the policy or affect the conduct of the United
States Government by coercion.

You should know that the insurance  provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula,  the United States pays 90% of covered terrorism losses that exceed the statutorily  established  deductible to be paid by the insurance  company  providing the coverage.  The portion of your policy's annual premium that is  attributable to insurance for such acts of terrorism is:
$ -0-.

If you have any  questions  about  this  notice,  please  contact  your agent or broker.

================================================================================

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your  company  is now  required  to file  an  electronic  copy of your  fidelity insurance  coverage  (Chubb's ICAP Bond policy) to the  Securities  and Exchange
Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your  agent/broker  with an electronic copy of your insurance  policy as well as instructions on how to submit this proof of fidelity  insurance  coverage  to the  SEC.  You  can  expect  to  receive  this information from your agent/broker shortly.

The electronic  copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and  conditions  of  coverage  as set forth in the paper policy you receive by mail.  The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.